     August 12, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                   Division of Corporation Finance

Re:      iBioPharma, Inc. (the “Company”) Registration Statement

           on Form 10 (File No. 000-53125)

Mr. Riedler:

     Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 000-53125) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4 p.m. Eastern Daylight Time on August 12, 2008 or as soon as practicable thereafter.

     The Company acknowledges that:

o     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Kelly S. Diemand of Greenberg Traurig, LLP at (212) 801-2267 and that such effectiveness be also confirmed in writing.

                                                                                                    Very truly yours,

                                                                                                    IBIOPHARMA, INC.

                                                                                                    /s/ Dina L. Masi

                                                                                                    By: Dina L. Masi

                                                                                                    Title: Interim Chief Financial Officer

cc:     Mr. Sebastian Gomez Abero